UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) October 12, 2011



Winnebago Industries, Inc.
(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

_____
(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2 (b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b) On October 12, 2011, Joseph W. England, Director, submitted a resignation letter to the Board of Directors (the "Board") of Winnebago Industries, Inc. (the "Company") due to health reasons to be effective December 14, 2011. Mr. England's term as director was not due to expire until the fiscal year 2012 Annual Meeting.

The Board has expressed its intention to appoint Gerald C. Kitch, Director, to fill out the unexpired portion of Mr. England's term. Mr. Kitch's current term will expire on December 13, 2011 and Mr. Kitch had expressed his intention to retire from the Board at that time but he has graciously agreed to serve out the remainder of Mr. England's term effective upon Mr. England's resignation on December 14, 2011. This will allow the Board adequate time to search for a director candidate with the background of skills and experience necessary given the current composition of the Board, the operating requirements of the Company and the long-term interest of shareholders. Mr. Kitch's tenure as a director of the Company and his business experience can be found in the Company's Proxy Statement for the Annual Meeting of Shareholders held on December 14, 2010 and such information is incorporated by reference herein.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 18, 2011   WINNEBAGO INDUSTRIES, INC.

                                                  By: /s/ Randy J. Potts
                                                  Name: Randy J. Potts
                                                  Title: Chief Executive Officer and President